Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Intercept Pharmaceuticals, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Intercept Pharmaceuticals, Inc. of our report dated April 1, 2013, with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. and subsidiary (a development stage enterprise) as of December 31, 2011 and 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2010, 2011 and 2012 and the information included in the cumulative from inception presentation for the period September 4, 2002 (inception) to December 31, 2012, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

September 27, 2013